Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 32 to the Registration Statement No. 811-07205 on Form N-1A of Variable Insurance Products Fund III, of our reports each dated February 14, 2005 appearing in the Annual Reports to Shareholders of Growth Opportunities Portfolio and Value Strategies Portfolio, and of our reports each dated February 18, 2005 appearing in the Annual Reports to Shareholders of Aggressive Growth Portfolio, Balanced Portfolio, Dynamic Capital Appreciation Portfolio, and Growth and Income Portfolio for the year ended February 28, 2005.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Boston, Massachusetts
April 28, 2005